Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Three Months	Twelve Months	Years Ended December 31,
	Ended March 31, 2017	Ended March 31, 2017	2016	2015	2014	2013	2012
Earnings, as defined:

Income from continuing operations before income tax expense	$564	$2,093	$1,945	$1,746	$1,406	$1,797	$1,703
Fixed charges included in income	130	502	495	474	438	401	418

Total earnings, as defined	$694	$2,595	$2,440	$2,220	$1,844	$2,198	$2,121

Fixed charges, as defined:
Interest charges	$126	$485	$478	$457	$425	$388	$404
Rental interest factor	4	17	17	17	13	13	14

Total fixed charges, as defined	$130	$502	$495	$474	$438	$401	$418

Ratio of Earnings to Fixed Charges	5.34	5.17	4.93	4.68	4.21	5.48	5.07